



Dynatronics

2005 ANNUAL REPORT

SUCCESS THROUGH INNOVATION

Table of Contents

Letter to Shareholders

For the second consecutive year, Dynatronics' annual sales exceeded $20 million in fiscal year 2005. This accomplishment reflects the popularity and staying power of the Solaris line of products, which we introduced to the market last year. Increased sales from our aesthetic products - up 42 percent from the previous year - also contributed to the company's excellent sales performance this year. Even with a decrease in our 50 Series product line sales during the past fiscal year, these successes kept sales at a level consistent with last year's benchmark. In addition, our overall gross profit margin improved.

Not only was fiscal 2005 an excellent year for sales, it was also a year of significant investment in the company's future. Expenses for research and development and a new, enterprise-wide accounting and business software system precipitated a decline in the year's net profits, despite the high sales volume. We consider these expenses to be prepayment for future growth and profitability. They have already stimulated new product development and reinforced the company's infrastructure.

In line with Dynatronics' aggressive R&D strategy, we increased the size of our engineering department in the past year, adding capabilities in both mechanical and electrical engineering. This has enabled us to develop new products at a more rapid pace. Instead of a linear, one-product-at-a-time approach, we have tackled several new development projects simultaneously. Never in our history have we had as many new products under development as we had during the past fiscal year.

In July 2005 we announced that Dynatronics would introduce eight new products during the coming months. The first of these products will be the Dynatron® Xp Infrared Light Pad and the Dynatron XpB (Booster Box). Proof of the efficacy of infrared light therapy in the clinical setting has been well established. With the introduction of the Dynatron Xp and XpB, we are providing practitioners with a leading-edge infrared light therapy tool that permits unattended therapy of large segments of the body, such as the back, thigh and shoulder. With these products, we have once again leapfrogged competitors who are just now catching up to the Solaris technology we first unveiled two years ago.

The XpB is an accessory that will allow the owners of thousands of Solaris units sold over the last two years to add the new Xp Infrared Light Pad as an accessory to their Solaris devices. This backwards-compatible technology not only opens a significant market segment for the new Xp Infrared Light Pad, but assures the people who use Dynatronics products that we are working to make these technologies affordable.

Another new product is the Dynatron Solaris® X3, a unit that offers only light therapy applications. We expect this device to be available in the second quarter of fiscal year 2006. The original Solaris series devices offered light therapy as an add-on accessory to our popular combination electrotherapy/ultrasound technology. However, there is an increasing market demand for a stand-alone light therapy unit. The X3 answers that need with a device that has the ability to accommodate two Xp Infrared Light Pads or two light therapy probes.

We are offering the existing Dynatron 880 and 890 probes with the X3, as well as two newly developed probes. One has a much higher infrared wavelength output than the existing probes. The other features a combination infrared and blue wavelength output.

In years past we have offered a traction unit, which is manufactured for us by an overseas supplier. In the second quarter of fiscal year 2006, we anticipate introducing the DX2 combination traction and light therapy device. The DX2 combines the traditional benefits of decompression therapy through traction with the pain-relieving characteristics of infrared light therapy, as provided by our new Xp Light Pad. We believe this combination will make our DX2 traction device one of the most unique treatment products on the market. It will give practitioners a more effective way to relieve pain using combination therapy than has ever before been possible. This unique combination of modalities, together with the benefits of touch-screen technology, should create significant demand for this product.

To support the DX2, we will also introduce a new traction therapy table: the Dynatron T4. It will be one of the best values on the market for traction and decompression therapy. The T4 and DX2 will typically be sold together as a package.

We have seen declining iontophoresis sales over the past two years. To combat that trend, we will introduce another new product: the Dynatron iBox. We believe this innovative drug delivery device for iontophoresis will be the most technologically advanced product of its kind on the market. We will use the Dynatron iBox to leverage sales of our iontophoresis electrodes.

In addition to these exciting new product developments, we also implemented a new enterprise-wide software system during the past year to more effectively manage sales orders, accounting functions, manufacturing processes and reporting. This initiative affected every process, procedure and major function in our company. A transition of this sort is always costly and challenging. I commend our employees who worked so many overtime hours in the first few months of implementation to make this system effective. While there were moments of intense frustration, we now see clearly the importance of migrating to a more powerful platform to support growing operations of the company in the future.

The cost of the new software system and the added manpower to support it drove expenses higher during the past fiscal year and will continue to be an added expense for several years to come. However, we are confident that the benefits offered by this system will, over time, offset the increased cost. We are already enjoying improvements in manufacturing efficiency due to the improved information management provided by the new system.

Although the year's expenses were significant, the implementation of the new software system, plus the ramp-up in new product development, have provided a launching pad for future growth in sales and profits.

Changes in Dynatronics' upper management also took place during fiscal year 2005. Kelvyn Cullimore Sr., the former chairman of the board, company founder and director of aesthetic product sales, took a leave of absence. He and his wife, Kay, departed for a two-year volunteer assignment coordinating the humanitarian efforts for LDS Charities in the country of Myanmar (formerly Burma).

As a result, Kelvyn Cullimore Jr. was appointed by the board of directors to be the chairman, president and CEO of Dynatronics. Terry Atkinson, a 10-year company veteran, was promoted from controller to chief financial officer. Mr. Atkinson managed the implementation of the new enterprise-wide software system and is a welcome addition to the management team.

2005 has been a year of transition. The strength of our Solaris light therapy products and the continuing growth in the demand for our aesthetic products enabled us to maintain a high level of sales and improve profit margins over the course of the year. The added expenses were all calculated to strengthen our corporate infrastructure and accelerate the pace of research and development, which will result in the introduction of many notable new products over the coming year. For these reasons, we anticipate that fiscal year 2006 will be an exciting year for Dynatronics, punctuated by a number of important new product introductions designed to promote sales and profitability.

Sincerely,



Kelvyn H. Cullimore Jr.
Chairman and President

New Rehabilitation Products

Dynatronics accelerated its R&D campaign during fiscal year 2005. As a result, eight new products are scheduled to begin shipping in fiscal year 2006 - a new corporate record for product launches. Several of these leading-edge products are centered around the company's light therapy technology. All are designed to help patients feel better and enjoy the benefits of non-invasive treatments.

Once fully introduced, these innovative products are projected to increase Dynatronics' sales and profits to record levels.



Dynatron® Xp™ Light Pad

In October 2006, Dynatronics will release its state-of-the-art Dynatron Xp Light Pad - forever changing the paradigm for delivering light therapy. The Xp is much larger and more powerful than current light probes and is able to treat large areas of the body in minutes. The Xp's flexibility makes treating extremities and uneven surfaces fast and easy.











Dynatron® X3™ Light Therapy Device

The Dynatron X3 will be the most powerful stand-alone light therapy device on the market, generating a total of 14,000mW. Engineered to provide three independent light therapy treatments, the X3 will deliver two light pad treatments and one light probe treatment simultaneously. It will feature a state-of-the-art, interactive touch-screen display with onboard tutorials and protocols.

Dynatron® Light Probes

Dynatronics has developed two new leading-edge light therapy probes. The first, the D880plus, delivers twice the power of the current D880 probe, thereby decreasing required treatment times. The second probe, the D405, combines the benefits of both blue and infrared light, creating new possibilities in the use of light therapy.






Dynatron
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Dynatron® DX1 Decompression System

Dynatronics is the first to combine the benefits of light therapy with decompression therapy into one innovative unit. Utilizing patent-pending technology, the DX1 package includes the Dynatron DX2 traction device that controls the delivery of traction forces, while at the same time enabling infrared light therapy treatments by pad or probe. By pre-treating patients with light therapy, muscle spasms are relaxed, producing better decompression results. The package also includes a new traction treatment table, the Dynatron T-4, designed by Dynatronics' engineers for the specific application of decompression therapy.



Dynatron® T3 Table

Dynatronics offers a full line of treatment tables, parallel bars and other rehabilitation products. The new Dynatron T3 treatment table features the convenience of a full-length lift switch. The table's design accommodates the special needs of larger patients, providing enhanced stability and lift capacity.

Dynatron® iBox


ibox

The Dynatron iBox Iontophoresis system is a non-invasive drug transport system designed to provide an alternative to hypodermic injections. This innovative unit can deliver two treatments simultaneously, facilitating bilateral treatments or multiple-patient treatments.

SYNERGIE



For years Dynatronics has been a leading provider of advanced technology aesthetic products, including aesthetic massage and microdermabrasion equipment. Last year the company added light therapy products to its popular line of aesthetic equipment. Increasing aesthetic product sales represents yet another growth opportunity for the company.



Management



front row, left to right

Kelvyn H. Cullimore Jr.
Chairman of the Board, President, and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

back row, left to right

Ronald J. Hatch
Vice President of Operations and R&D

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. Cardon
Secretary/Treasurer

Management's Discussion and Analysis or Plan of Operation

Overview

Our principal business is the design, manufacture, marketing and distribution of physical medicine products and aesthetic products. We currently sell approximately 2,000 physical medicine and aesthetic products through a network of national and international independent dealers, direct relationships with certain national accounts, and a full-line catalog.

Sales of all physical medicine products represented 85% of total revenues in 2005 compared to 88% in 2004, while sales of aesthetic products accounted for 9% of total revenues in 2005 and 6% of total revenues in 2004. Chargeable repairs, billable freight revenue and other miscellaneous revenue accounted for 6% of total revenues in both 2005 and 2004.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are regulated by numerous national and local governmental agencies in the United States and other countries, including the FDA. In addition, the FTC regulates our advertising and other forms of product promotion and marketing. Failure to comply with applicable FDA, FTC or other regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, criminal prosecutions, limits on advertising, consumer redress, divestiture of assets, and rescission of contracts.

Selected Financial Data

The table below summarizes selected financial data contained in the Company's audited financial statements for the past six fiscal years. The financial statements for the fiscal years ended June 30, 2005 and 2004 are included with this report.

Selected Financial Data
Fiscal Year Ended June 30

	2005	2004	2003
Net Sales	$ 20,404,368	$ 20,587,273	$ 16,896,992
Net Income	$ 728,816	$ 883,300	$ 24,799
Net Income per share (diluted)	$ .08	$ .10	$ .00
Working Capital	$ 7,043,854	$ 6,300,582	$ 5,516,720
Total Assets	$ 13,459,723	$ 14,272,579	$ 12,713,029
Long-term Obligations	$ 1,914,490	$ 2,034,854	$ 2,203,779

	2002	2001	2000
Net Sales	$ 17,133,953	$ 17,460,789	$ 15,779,748
Net Income	$ 316,101	$ 334,179	$ 35,910
Net Income per share (diluted)	$ .04	$ .04	$ .00
Working Capital	$ 5,484,167	$ 4,971,946	$ 4,550,747
Total Assets	$ 12,508,202	$ 13,560,347	$ 12,595,581
Long-term Obligations	$ 2,331,698	$ 2,174,348	$ 2,330,501

Fiscal Year 2005 Compared to Fiscal Year 2004

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Audited Financial Statements and Notes thereto appearing elsewhere in this report.

Net Sales

For the second consecutive year, net sales for the Company exceeded $20 million. Total net sales for the year ended June 30, 2005 were $20,404,368, compared to $20,587,273 during fiscal year 2004. Our ability to maintain sales at this level reflects the popularity and staying power of the Solaris line of products introduced in fiscal year 2004. The Dynatron Solaris Series is a family of advanced technology combination therapy devices incorporating seven electrotherapy waveforms and/or ultrasound therapy in combination with optional infrared light therapy probes. Infrared light therapy is commonly used for treating muscle and joint pain as well as arthritis pain and stiffness. Hundreds of independent research studies have proven the efficacy of light therapy in clinics around the world. Over the course of fiscal year 2005, we saw sales of our legacy 50 Series products decline while sales of our Solaris products increased. Sales of aesthetic products also continued to improve and experienced a 42% increase in sales over last year.

Gross Profit

While sales for fiscal year 2005 were consistent with last year, our gross profit actually improved over fiscal year 2004. During fiscal year 2005, gross profit was $8,299,289 or 40.7% of net sales compared to $8,200,295 or 39.8% of net sales in 2004. The improvement in gross margin in 2005 reflects the 42% increase in sales of high-margin Synergie devices and related products, which carry an average gross margin in excess of 50%.

Selling, General and Administrative Expense

Selling, general and administrative (SG&A) expenses for the year ended June 30, 2005 were $5,748,529 or 28.2% of net sales compared to $5,528,835 or 26.9% of net sales in 2004. Total SG&A expenses in 2005 increased by $219,694 or 4.0% compared to 2004. Much of the added expense incurred during fiscal year 2005 was directed at enhancing the Company's infrastructure. For example, during fiscal year 2005, we installed a new enterprise-wide software system to manage sales orders, accounting functions, manufacturing processes and reporting. This upgrade benefited every process, procedure, and major function in the Company and required many overtime hours in the first few months of the fiscal year to effectively implement this system. Even though the process was difficult and expensive, we believe that migrating to a more powerful platform will support future operations of the Company.

The cost of the new enterprise-wide software system and the added manpower to support this new system increased SG&A expenses during fiscal year 2005 and will continue to be an added expense in future years. We believe this new system is improving manufacturing efficiencies due to better information management offered by the new system.

The three primary components affecting SG&A expenses in fiscal year 2005 compared to 2004 were:

- Approximately $191,500 in additional costs over those capitalized to install and support the new enterprise-wide software system including additional production labor expenses.
- Approximately $107,000 in increased Synergie advertising and tradeshow activities as well as higher labor expenses to support the higher sales of Synergie aesthetic products.
- Partially offsetting the increased SG&A expenses were $100,500 in lower incentive compensation expenses.

Research and Development

The Company continues to pursue an aggressive R&D strategy. During fiscal year 2005, we increased the size of our engineering department adding capabilities in both mechanical and electrical engineering. Increasing our staff of engineers has enabled us to develop new products at a more rapid pace. A record number of new products are currently under development and are scheduled to be introduced in the first half of fiscal year 2006. While this effort has increased costs for fiscal year 2005, it has also positioned us to generate growth in both sales and profitability in the near future. R&D expenses during fiscal 2005 increased $156,007 to $1,302,722 compared to $1,146,715 in fiscal 2004. R&D expenses represented approximately 6.4% and 5.6% of the net sales of the Company in the 2005 and 2004 periods, respectively. R&D costs are expensed as incurred.

Pre-tax profit

Pre-tax profit for the year ended June 30, 2005 was $1,150,856 compared to $1,377,444 in 2004. Higher gross profit generated during fiscal year 2005 was offset by higher costs related to the installation and operation of the new enterprise-wide software system, together with higher selling and R&D costs.

Income Tax

Income tax expense for the year ended June 30, 2005 was $422,040 compared to $494,144 in 2004. The effective tax rate for the year ended June 30, 2005 was 36.7% compared to 35.9% in 2004.

Net Income

Net income for the year ended June 30, 2005 was $728,816 (approximately $.08 per share), compared to $883,300 (approximately $.10 per share) in 2004. The implementation of our new enterprise-wide software system with its depreciation and other related expenses, the addition of new personnel, and the ramp-up in new product development have all added costs to the past year, but have provided a launching pad for future growth in sales and profits.

Liquidity and Capital Resources

The Company has financed its operations through cash reserves, available borrowings under its line of credit, and from cash provided by operations. The Company had working capital of $7,043,854 at June 30, 2005, inclusive of the current portion of long-term obligations and credit facilities, as compared to working capital of $6,300,582 at June 30, 2004.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, decreased $731,105 to $3,006,315 at June 30, 2005 compared to $3,737,420 at June 30, 2004. Management anticipates accounts receivable could increase in future periods due to the planned introduction of eight new products in fiscal year 2006 which are expected to increase sales.

Trade accounts receivable represent amounts due from the Company's dealer network and from medical practitioners and clinics. We estimate that the allowance for doubtful accounts is adequate based on our historical knowledge and relationships with these customers. Accounts receivable are generally collected within 30 days of the agreed terms.

Inventories

Inventories, net of reserves, at June 30, 2005 remained relatively constant at $4,712,523 compared to $4,687,797 at June 30, 2004. Management expects that inventories will likely increase over the course of the next fiscal year based on the Company's planned new product introductions.

Prepaid Expenses

Prepaid expenses decreased $65,819 to $386,935 at June 30, 2005 compared to $452,754 at June 30, 2004 due primarily to a reduction in advances made to suppliers for various component parts.

Goodwill

Goodwill at June 30, 2005 and June 30, 2004 was $789,422. Beginning July 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and other Intangible Assets. In compliance with SFAS 142, management utilized standard principles of financial analysis and valuation including: transaction value, market value and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002 and June 30, 2005, the fair value of the Company exceeded the book value of the Company. Therefore, there was no indication of impairment upon adoption of SFAS No. 142 or at June 30, 2005. Management is primarily responsible for the FAS 142 valuation determination and performed the annual impairment assessment during the Company's fourth quarter.

Accounts Payable

Accounts payable decreased by $75,547 to $605,788 at June 30, 2005 compared to $681,335 at June 30, 2004. The decrease in accounts payable is a result of the timing of our weekly payments to suppliers and the timing of purchases of product components. All accounts payable are within term. We continue to take advantage of available early payment discounts when offered.

Accrued Expenses

Accrued expenses increased by $127,466 to $571,940 at June 30, 2005 compared to $444,474 at June 30, 2004. The increase in accrued expenses is related primarily to the timing of our June 2005 national dealer meeting and accrued expenses for sales incentive programs. In 2004, the sales incentive programs were completed earlier in the year.

Accrued Payroll & Benefit Expenses

Accrued payroll & benefit expenses decreased by $55,805 to $368,167 at June 30, 2005 compared to $423,972 at June 30, 2004. The decrease in accrued payroll & benefit expenses is related to lower accrued bonuses for employees, officers, and directors for fiscal year 2005 compared to 2004.

Income Taxes Payable

Income taxes payable was -0- at June 30, 2005, compared to $200,294 at June 30, 2004. As of June 30, 2005, the Company had paid all estimated income taxes expected for its fiscal year 2005.

Cash

The Company's cash position was $472,899 at June 30, 2005 compared to $573,027 at June 30, 2004. The Company believes that its current cash balances, amounts available under its line of credit and cash provided by operations will be sufficient to cover its operating needs in the ordinary course of business for the next twelve months. If we experience an adverse operating environment or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on favorable terms.

Line of Credit

The Company maintains a revolving line of credit with a commercial bank in the amount of $4,500,000. The outstanding balance on our line of credit was $264,761 at June 30, 2005 compared to $1,604,535 at June 30, 2004. The $1.3 million reduction in the outstanding balance of the line of credit was attributable primarily to improved collections of trade accounts receivable and profits generated during the year. Interest on the line of credit is based on the bank's prime rate, which at June 30, 2005 equaled 6.25%. The line of credit is collateralized by accounts receivable and inventories. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2005, the maximum borrowing base was calculated to be $3.6 million. The line of credit is renewable annually on December 1st and includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2005, the Company was in compliance with all loan covenants.

The current ratio was 4.5 to 1 at June 30, 2005 compared to 2.8 to 1 at June 30, 2004. Current assets represent 67% of total assets at June 30, 2005.

Debt

Long-term debt excluding current installments totaled $1,330,325 at June 30, 2005 compared to $1,553,832 at June 30, 2004. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $1.6 million with monthly principal and interest payments of $21,370.

Stock Repurchase Program

On September 3, 2003, the Company announced a stock repurchase program. The Board of Directors authorized the expenditure of up to $500,000 to purchase the Company's common stock on the open market pursuant to regulatory restrictions governing such repurchases. During fiscal 2004, the Company purchased $89,000 of stock leaving over $400,000 of authorized funds for future stock repurchases. The stock repurchase program is conducted pursuant to safe harbor regulations under Rule 10b-18 of the Exchange Act for the repurchase by an issuer of its own shares. No shares were repurchased during fiscal year 2005.

Inflation and Seasonality

The Company's revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

The Company's business operations are not materially affected by seasonality factors.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations are discussed in this Management's Discussion and Analysis where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes to the Audited Financial Statements contained in this annual report. In all material respects, management believes that the accounting principles that are utilized conform to accounting principles generally accepted in the United States of America.

The preparation of this annual report requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses reported in our Audited Financial Statements. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate these estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Inventory Reserves

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand.
- Product acceptance in the marketplace.
- Customer demand.
- Historical sales.
- Forecast sales.
- Product obsolescence.
- Technological innovations.

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of income during the period in which such modifications are determined necessary by management. At June 30, 2005 and 2004, our inventory valuation reserve balance, which established a new cost basis, was $368,167 and $334,393, respectively, and our inventory balance was $4,712,523 and $4,687,797 net of reserves, respectively.

Revenue Recognition

Our products are sold primarily to customers who are independent distributors and equipment dealers. These distributors resell the products, typically to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts

We must make estimates of the collectibility of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $3,006,315 and $3,737,420, net of allowance for doubtful accounts of $252,509 and $182,941, at June 30, 2005 and June 30, 2004, respectively.

Business Plan and Outlook

Over the past seven years, annual net sales have grown from $12.6 million in fiscal year 1998 to $20.4 million in 2005. During fiscal year 2005, we continued to focus our efforts on fueling and sustaining growth through the development of new products for the rehabilitation and aesthetics markets while, at the same time, strengthening our channels of distribution and improving operating efficiencies.

The fruits of our focused R&D campaign begun in 2002 were initially manifest in September 2004 when we introduced the Solaris Series, a new product line of advanced technology electrotherapy/ultrasound products featuring an infrared light therapy probe. This new family of products has quickly become our top selling line, due largely to the popularity of light therapy. Light therapy is becoming widely recognized for its successful treatment of painful conditions.

In July 2005, we announced that we would be introducing eight new products over the coming months. The first of those products will be the Dynatron Xp Infrared Light Pad and Dynatron XpB, or Booster Box. With the introduction of the Dynatron Xp and XpB, we are providing practitioners with a tool that will allow unattended therapy of large segments of the body such as the back, thigh or shoulder. We believe it will allow us to leapfrog competitors who are just now catching up to the Solaris technology we introduced two years ago.

The Dynatron XpB is an accessory that will allow users of the thousands of Solaris units sold over the last two years to add the new Xp Infrared Light Pad as an accessory to their existing Solaris device. This compatibility of technology not only opens a significant market segment for the new Xp Infrared Light Pad, but assures users of Dynatronics products that we are working to make these technologies affordable for them.

Another new product that is expected to be introduced early in the second quarter of fiscal year 2006 is the Dynatron Solaris X3, a unit that offers only light therapy applications. The original Solaris series devices offered light therapy as an added accessory to our popular combination electrotherapy/ultrasound technology. However, there has been increasing market demand for a stand-alone unit. The X3 has been designed to provide the ability to operate two Xp Infrared Light Pads or two light therapy probes simultaneously.

The probes being offered with the X3 include not only the existing Dynatron 880 and 890 probes but also two new probes - one with a much higher infrared wavelength output and the other a combination infrared and blue wavelength output.

In the second quarter of fiscal year 2006, we also anticipate introducing the DX2 combination traction and light therapy device. We believe that combining the pain relieving characteristics of infrared light therapy as offered through our new Xp Light Pad, with the traditional benefits of decompression therapy through traction, will make our DX2 traction device one of the most unique devices of its kind on the market. It is designed to provide practitioners a more efficacious way to relieve pain using combination therapy. We anticipate this unique combination of modalities together with the benefits of touch screen technology will create significant demand for this product.

To support this product, we also plan to introduce a new traction therapy table, the Dynatron T4, which we expect to be one of the best value tables on the market for traction and decompression therapy. The T4 and DX2 will typically be sold together as a package.

Lastly, we have seen declining iontophoresis sales over the past two years. To combat that trend, we will be introducing the Dynatron iBox, a new drug delivery device for iontophoresis that we believe is the most technologically advanced product of its kind on the market. We intend to use this device to leverage sales of the iontophoresis electrodes we carry.

Another important part of our strategic plan is the expansion of worldwide marketing efforts. Over the past two years, international sales have more than doubled and we continue to press forward seeking additional opportunities for international expansion. The Company's Salt Lake City operation, where all electrotherapy, ultrasound, STS devices, light therapy and Synergie products are manufactured, is certified to ISO 13485, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union and other foreign countries.

We continue efforts to promote our aesthetic products. During fiscal year 2005, sales of aesthetic products increased 42% over 2004, due in part to strong interest in the international market for these products. In January 2004, we introduced the Synergie LT device, an infrared light therapy unit designed specifically for aesthetic applications. The introduction of the Synergie LT device is positioning Dynatronics to compete more fully in the spa and beauty market. We plan to develop and introduce additional light therapy probes for the aesthetic market using different wavelengths of light. Recent interest by medical spas in the use of other physical therapy modalities such as electrotherapy, ultrasound and light therapy in aesthetic applications has opened new potential for crossover of physical medicine modalities into the aesthetics market. This presents a unique opportunity for us to grow sales of new aesthetic products with little additional R&D effort since the products have already been developed for the physical medicine markets.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Reinforcing our position in the physical medicine market through an aggressive research and development campaign that will result in the introduction of eight new products, both high tech and commodity, in fiscal year 2006.
- Increasing sales of Solaris devices through introduction of new light therapy accessories and by developing new markets for light therapy applications.
- Improving sales and distribution of rehabilitation products domestically through strengthened relationships with dealers, particularly the high-volume specialty dealers.
- Improving distribution of aesthetic products domestically and exploring the opportunities to introduce more light therapy devices and versions of our physical therapy modalities into the aesthetics market.
- Expanding distribution of both rehabilitation and aesthetic products internationally.
- Seeking strategic partnerships to further expand our presence in and market share of the physical rehabilitation and the aesthetics markets.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this annual report, particularly the foregoing Management's Discussion and Analysis, that are not purely historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act. These statements refer to our expectations, hopes, beliefs, anticipations, intentions and strategies regarding the future. They may be identified by the use of the words or phrases "believes," "expects," "anticipates," "plans," "estimates," "intends," and "potential," among others. Forward-looking statements include, but are not limited to, statements regarding product development, clinical results, market acceptance, financial performance, revenue and expense levels in the future and the sufficiency of its existing assets to fund future operations and capital spending needs. Actual results could differ materially from anticipated results or other expectations expressed in such forward-looking statements for the reasons detailed in our Annual Report on Form 10-KSB under the headings "Description of Business" and "Forward Looking Statements." The fact that some of the risk factors may be the same or similar to past reports filed with the Securities and Exchange Commission means only that the risks are present in multiple periods. We believe that many of the risks detailed here and in our SEC filings are part of doing business in the industry in which we operate and compete and will likely be present in all periods reported. The fact that certain risks are endemic to the industry does not lessen their significance.

The forward-looking statements contained in this report are made as of the date of this report and we assume no obligation to update them or to update the reasons why actual results could differ from those projected in such forward-looking statements. Among others, risks and uncertainties that may affect the business, financial condition, performance, development, and results of operations include: market acceptance of our technologies, the ability to hire and retain the services of trained personnel at cost-effective rates, rigorous government scrutiny or the possibility of additional government regulation of the medical device industry, reliance on key management personnel, foreign government regulation of our products, economic and political risks related to expansion into international markets, failure to sustain or manage growth including the failure to continue to develop new products or to meet demand for existing products, reliance on information technology, the timing and extent of research and development expenses, competition, terrorist attacks on U.S. interests and businesses, the ability to obtain required financing to meet changes or other risks, escalating costs of raw materials, particularly steel and petroleum based materials, and the risk factors listed from time to time in the Company's SEC reports, including, but not limited to, the report on Form 10-KSB for the year ended June 30, 2005 and quarterly reports on Form 10-QSB.

Market Information

The common stock of the Company is listed on the Nasdaq SmallCap Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the Nasdaq system for the quarterly periods indicated.

	Year Ended June 30,			
	2004		2005	
	High	Low	High	Low
1st Quarter (July-September)	$ 1.59	$ .73	$ 2.42	$ 1.30
2nd Quarter (October-December)	$ 2.41	$ 1.25	$ 2.15	$ 1.40
3rd Quarter (January-March)	$ 4.08	$ 1.55	$ 2.82	$ 1.59
4th Quarter (April-June)	$ 3.35	$ 1.90	$ 2.24	$ 1.53

Shareholders

As of September 20, 2005, the approximate number of common stock shareholders of record was 444. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of shareholders exceeds 2,000.

Dividends

The Company has never paid cash dividends on its common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

Report of Independent Registered Public Accounting Firm

We have audited the balance sheet of Dynatronics Corporation, as of June 30, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatronics Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

TANNER LC

Salt Lake City, Utah
August 30, 2005

Balance Sheets

June 30, 2005 and 2004

Assets

	2005	2004
Current assets:		
Cash	$ 472,899	573,027
Trade accounts receivable, less allowance for doubtful accounts of $252,509 at June 30, 2005 and $182,941 at June 30, 2004	3,006,315	3,737,420
Other receivables	91,129	76,213
Inventories	4,712,523	4,687,797
Prepaid expenses	386,935	452,754
Prepaid income taxes	21,701	-
Deferred tax asset-current	384,077	335,000
Total current assets	9,075,579	9,862,211
Property and equipment, net	3,221,944	3,310,083
Goodwill, net of accumulated amortization of $649,792 at June 30, 2005 and at June 30, 2004	789,422	789,422
Other assets	372,778	310,863
	$ 13,459,723	14,272,579

Liabilities and Stockholders' Equity

	2005	2004
Current liabilities:		
Current installments of long-term debt	$ 221,069	207,019
Line of credit	264,761	1,604,535
Accounts payable	605,788	681,335
Accrued expenses	571,940	444,474
Accrued payroll and benefit expenses	368,167	423,972
Income tax payable	-	200,294
Total current liabilities	2,031,725	3,561,629
Long-term debt, excluding current installments	1,330,325	1,553,832
Deferred compensation	360,518	331,022
Deferred tax liability - noncurrent	223,647	150,000
Total liabilities	3,946,215	5,596,483
Stockholders' equity:		
Common stock, no par value. Authorized 50,000,000 shares; issued 9,015,128 shares at June 30, 2005 and 8,956,688 shares at June 30, 2004	2,779,000	2,670,404
Retained earnings	6,734,508	6,005,692
Total stockholders' equity	9,513,508	8,676,096
Commitments		
	$ 13,459,723	14,272,579

See accompanying notes to financial statements.

STATEMENTS OF INCOME

Years Ended June 30, 2005 and 2004

	2005	2004
Net sales	$ 20,404,368	20,587,273
Cost of sales	12,105,079	12,386,978
Gross profit	8,299,289	8,200,295
Selling, general, and administrative expenses	5,748,529	5,528,835
Research and development expenses	1,302,722	1,146,715
Operating income	1,248,038	1,524,745
Other income (expense):		
Interest income	9,377	12,818
Interest expense	(139,482)	(169,433)
Other income, net	32,923	9,314
Total other income (expense)	(97,182)	(147,301)
Income before income taxes	1,150,856	1,377,444
Income tax expense	422,040	494,144
Net income	$ 728,816	883,300
Basic net income per common share	$ 0.08	0.10
Diluted net income per common share	$ 0.08	0.10
Weighted average basic and diluted common shares outstanding		
Basic	8,973,911	8,871,214
Diluted	9,213,808	9,213,219

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2005 and 2004

	Common stock	Redeemed stock	Retained earnings	Total stockholders' equity
Balances at June 30, 2003	$ 2,478,981	-	5,122,392	7,601,373
Redeemed 77,400 shares of common stock	-	(89,000)	-	(89,000)
Retired 77,400 shares of redeemed stock	(89,000)	89,000	-	-
Issuance of 164,753 shares of common stock upon exercise of employee stock options	193,451	-	-	193,451
Income tax benefit disqualifying disposition of employee stock options	86,972	-	-	86,972
Net income	-	-	883,300	883,300
Balances at June 30, 2004	2,670,404	-	6,005,692	8,676,096
Issuance of 58,440 shares of common stock upon exercise of employee stock options	53,801	-	-	53,801
Issuance of 25,000 common stock options for services	29,700	-	-	29,700
Income tax benefit disqualifying disposition of employee stock options	25,095	-	-	25,095
Net income	-	-	728,816	728,816
Balances at June 30, 2005	$ 2,779,000	-	6,734,508	9,513,508

See accompanying notes to financial statements.

Statements of Cash Flows

Years Ended June 30, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	728,816	883,300
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment		372,332	321,007
Other amortization		7,324	7,324
Provision for doubtful accounts		96,000	96,000
Provision for inventory obsolescence		276,000	276,000
Provision for warranty reserve		169,321	164,574
Provision for deferred compensation		29,496	25,368
Compensation expense on stock options		29,700	-
Change in operating assets and liabilities:			
Receivables		620,189	(1,432,848)
Inventories		(300,726)	(319,308)
Prepaid expenses and other assets		(3,420)	6,213
Deferred tax asset		24,570	(16,512)
Income tax receivable		21,701	105,804
Accounts payable and accrued expenses		(173,207)	58,031
Income tax Payable		(218,601)	287,266
Net cash provided by operating activities		1,679,495	462,219
Cash flows from investing activities:			
Capital expenditures		(284,162)	(428,537)
Proceeds from sale of assets		(31)	-
Net cash used in investing activities		(284,193)	(428,537)
Cash flows from financing activities:			
Principal payments on long-term debt		(209,457)	(191,822)
Net change in line of credit		(1,339,774)	222,440
Proceeds from issuance of common stock		53,801	193,451
Redemption of common stock		-	(89,000)
Net cash (used in) provided by financing activities		(1,495,430)	135,069
Net change in cash and cash equivalents		(100,128)	168,751
Cash at beginning of year		573,027	404,276
Cash at end of year	$	472,899	573,027
Supplemental disclosures of cash flow information:			
Cash paid for interest	$	138,304	169,012
Cash paid for income taxes		594,370	236,800
Supplemental disclosure of non-cash investing and financing activities:			
Income tax benefit from non-employee exercise of stock options		25,095	86,972

See accompanying notes to financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Dynatronics Corporation (the Company) manufactures, markets, and distributes a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals. The products are distributed primarily through dealers in the United States and Canada, with increasing distribution in foreign countries.

(b) Cash Equivalents

For purposes of the combined statements of cash flows, all highly liquid investments with maturities of three months or less are considered to be cash equivalents. There were no significant cash equivalents as of June 30, 2005 and 2004.

(c) Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first in, first out), or market. Raw materials are stated at the lower of cost (first in, first out), or market.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write off experience. The Company reviews its allowance for doubtful accounts monthly. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off balance sheet credit exposure related to its customers.

(e) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 3 to 7 years.

(f) Goodwill and Long-Lived Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* as of July 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Management is primarily responsible for the SFAS No. 142 valuation determination. In compliance with SFAS No. 142, management utilizes standard principles of financial analysis and valuation including: transaction value, market value, and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002, the fair value of the Company exceeded the book value of the Company. Therefore, there was not an indication of impairment upon adoption of SFAS No. 142. Management performed its annual impairment assessment during the Company's fourth quarter of fiscal year 2005 and 2004 and has determined there is not an indication of impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

In accordance with SFAS No. 144, long lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 15 and 30 years.

(g) Revenue Recognition

Sales are generally recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(h) Research and Development Costs

Research and development costs are expensed as incurred.

(i) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(j) Earnings per Common Share

Basic earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

A reconciliation between the basic and diluted weighted average number of common shares for 2005 and 2004 is summarized as follows:

	2005	2004
Basic weighted average number of common shares outstanding during the period	8,973,911	8,871,214
Weighted average number of dilutive common stock options outstanding during the period	239,897	342,005
Diluted weighted average number of common and common equivalent shares outstanding during the period	9,213,808	9,213,219

Outstanding options not included in the computation of diluted net income per share total 188,092 and 172,332 as of June 30, 2005 and 2004, respectively, because to do so would have been antidilutive.

(k) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Stock Based Compensation

The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*. SFAS No. 123 encourages entities to adopt a fair value based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company has elected to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plan. (See note 11). Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

		Year ended June 30, 2005	Year ended June 30, 2004
Net income as reported	$	728,816	883,300
Less: pro forma adjustment for stock based compensation, net of income tax		(44,042)	(114,656)
Pro forma net income	$	684,774	768,644
Basic net income per share:			
As reported	$	0.08	0.10
Effect of pro forma adjustment		-	(0.01)
Pro forma		0.08	0.09
Diluted net income per share:			
As reported		0.08	0.10
Effect of pro forma adjustment		(0.01)	(0.02)
Pro forma	$	0.07	0.08

The Company has no employee stock-based compensation expense since stock options have exercise prices at least equal to the market price of the Company's stock on the grant date.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	June 30	
	2005	2004
Expected dividend yield	0%	0%
Expected stock price volatility	86-89%	82-89%
Risk-free interest rate	3.68 - 4.45%	3.31 - 4.34%
Expected life of options	1 & 7 years	5 & 7 years

The weighted average fair value of options granted during 2005 and 2004 was $1.31 and $1.40, respectively.

(m) Concentration of Risk

In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

(n) Operating Segments

The Company operates in one line of business, the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Company groups their sales into physical medicine products and aesthetic products. Physical medicine products consisted of 85% of net sales for the year ended June 30, 2005 and 88% for the year ended June 30, 2004. Aesthetics products consisted of 9% and 6% of net sales for years ended June 30, 2005 and 2004, respectively. Chargeable repairs, billable freight and other miscellaneous revenue account for the remaining 6% of total revenues in both years ended June 30, 2005 and 2004, respectively.

(o) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment; valuation allowances for receivables and inventories; accrued product warranty reserve; and estimated recoverability of goodwill. Actual results could differ from those estimates.

(p) Fair Value Disclosure
The carrying value of accounts receivable, accounts payable, accrued expenses, and line of credit approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long term debt approximates its estimated fair value due to recent issuance of the debt or the existence of interest rate reset provisions.

(q) Advertising Cost
Advertising costs are expensed as incurred except for catalogs. Catalogs are recorded as prepaid supplies until they are no longer owned or expected to be used, at which time they are recorded as advertising expense. Advertising expense for the years ended June 30, 2005 and 2004 was approximately $232,000 and $189,000, respectively. No prepaid supplies consisted of catalogs as of June 30, 2005 and 2004.

(2) Inventories
Inventories consist of the following:

	2005	2004
Raw materials	$ 2,671,255	2,906,721
Finished goods	2,409,435	2,115,469
Inventory reserve	(368,167)	(334,393)
	$ 4,712,523	4,687,797

(3) Property and Equipment
Property and equipment consist of the following:

	2005	2004
Land	$ 354,743	354,743
Buildings	2,921,127	2,899,729
Machinery and equipment	1,560,010	1,753,220
Office equipment	1,011,101	801,297
Vehicles	94,290	80,680
	5,941,271	5,889,669
Less accumulated depreciation and amortization	2,719,327	2,579,586
	$ 3,221,944	3,310,083

(4) Product Warranty Reserve
A reconciliation of the changes in the product warranty reserve, which is include in accrued expenses, consists of the following:

	2005	2004
Beginning product warranty reserve balance	$ 184,000	160,000
Warranty repairs	(145,322)	(140,573)
Warranties issued	139,324	296,457
Changes in estimated warranty costs	29,998	(131,884)
Ending product warranty reserve balance	$ 208,000	184,000

(5) Line of Credit
The Company has a revolving line of credit facility with a commercial bank in the amount of $4.5 million. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2005 and 2004, the outstanding balance was approximately $265,000 and $1.60 million, respectively. The line of credit is collateralized by inventory and accounts receivable and bears interest at the bank's "prime rate," (6.25% and 4.25% at June 30, 2005 and 2004, respectively). This line is subject to annual renewal and matures on December 1, 2005. Accrued interest is payable monthly.

(6) Long Term Debt
Long term debt consists of the following:

	2005	2004
6.75% promissory note secured by building, maturing May 2017, payable in monthly installments beginning at $5,641	$ 594,227	628,653
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments beginning at $7,545 monthly ($7,060 during 2003 and 2002)	550,191	599,099
5.84% promissory note secured by a trust deed on real property, payable in monthly installments of $8,669 through November 2008	320,791	403,150
8.87% promissory note secured by fixed assets, payable in monthly installments of $3,901 through May 2007	83,683	123,053
Other notes payable	2,502	6,896
Total long-term debt	1,551,394	1,760,851
Less current installments	221,069	207,019
Long-term debt, excluding current installments	$ 1,330,325	1,553,832

The aggregate maturities of long term debt for each of the years subsequent to 2005 are as follow: 2006, $221,069; 2007, $229,370; 2008, $198,632; 2009, $147,980; 2010, $112,502 and thereafter $641,841.

(7) Leases
The Company leases vehicles under noncancelable operating lease agreements. Rent expense for the years ended June 30, 2005 and 2004 was $23,664 and $24,379, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2005 are as follows: 2006, $20,440; 2007, $14,269 and 2008, $8,118.

(8) Goodwill and Other Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date is recorded as goodwill. As of June 30, 2002, the Company had goodwill, net of $789,422 arising from the acquisition of Superior Orthopaedic Supplies, Inc. on May 1, 1996 and the exchange of Dynatronics Laser Corporation common stock for a minority interest in Dynatronics Marketing Corporation on June 30, 1983.

License Agreement. Identifiable intangible assets, included in other assets, consist of a license agreement entered into on August 16, 2000 for a certain concept and process relating to a patent. The license agreement is being amortized over ten years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of the license agreement:

	As of June 30, 2005	As of June 30, 2004
Gross carrying amount	$ 73,240	73,240
Accumulated amortization	35,400	28,076
Net carrying amount	$ 37,840	45,164

Amortization expense associated with the license agreement was $7,325 for 2005 and 2004. Estimated amortization expense for the existing license agreement is expected to be $7,325 for each of the fiscal years ending June 30, 2006 through June 30, 2010.

(9) Income Taxes

Income tax expense for the years ended June 30 consists of:

	Current	Deferred	Total
2005:			
U.S. federal	$ 332,838	21,278	354,116
State and local	64,632	3,292	67,924
	$ 397,470	24,570	422,040
2004:			
U.S. federal	$ 427,816	(14,298)	413,518
State and local	82,840	(2,214)	80,626
	$ 510,656	(16,512)	494,144

Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) as follows:

	2005	2004
Expected tax expense	$ 391,291	468,000
State taxes, net of federal tax benefit	64,632	53,778
Meals and entertainment	1,552	2,000
Officers' life insurance	(3,239)	(4,716)
Extraterritorial income exclusion	(7,480)	(5,000)
Other, net	(24,716)	(19,918)
	$ 422,040	494,144

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follows:

	2005	2004
Net deferred tax asset - current:		
Inventory capitalization for income tax purposes	$ 64,640	58,000
Inventory reserve	137,326	125,000
Vacation reserve	-	4,000
Warranty reserve	77,584	69,000
Accrued product liability	10,341	11,000
Allowance for doubtful accounts	94,186	68,000
Total deferred tax asset - current	$ 384,077	335,000
Net deferred tax asset (liability) - non-current:		
Deferred compensation	$ 134,473	123,000
Property and equipment, principally due to differences in depreciation	(361,409)	(277,000)
Non-compete and goodwill	3,289	4,000
Total deferred tax liability - non-current	$ (223,647)	(150,000)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Major Customers and Sales by Geographic Location

During the fiscal years ended June 30, 2005 and 2004, sales to any single customer did not exceed 10% of total net sales.

Sales in the United States and other countries were 95 percent and 5 percent for the fiscal year ended June 30, 2005, respectively and were 97 percent and 3 percent for the fiscal year ended June 30, 2004, respectively.

(11) Common Stock

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. During the year ended June 30, 2004, the Company acquired and retired $89,000 of common stock. There were no stock repurchases during fiscal year 2005.

The Company granted options to acquire common stock under its 1992 qualified stock option plan. The options are to be granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from six months to five years from the date of grant.

A summary of activity follows:

	2005		2004	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	723,884	$ 1.15	903,645	$ 1.09
Options granted	564,924	1.70	118,712	1.81
Options exercised	56,880	.92	164,753	1.17
Options canceled or expired	(76,089)	1.50	(133,720)	1.33
Options outstanding at end of year	1,155,839	1.41	723,884	1.15
Options exercisable at end of year	477,330	0.91	550,953	1.06
Range of exercise prices at end of year	$ 0.66 - 3.00		$ 0.66 - 3.00	

At June 30, 2005, 429,109 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the stock option plan.

The Company has 80,000 options outstanding that were not issued under the Company's stock option plan. The exercise price of the options ranges from $1.08 to $4.00. The options expire during fiscal 2007 through fiscal 2010.

(12) Employee Benefit Plan

During 1991, the Company established a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2005 and 2004, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2005 and 2004 were $30,204 and $26,530, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

As of June 30, 2005 the Company had salary continuation agreements with two key employees. The agreements provide a pre-retirement salary continuation income to the employee's designated beneficiary in the event that the employee dies before reaching age 65. This death benefit amount is the lesser of $75,000 per year or 50% of the employee's salary at the time of death, and continues until the employee would have reached age 65. The agreements also provide the employee with a 15 year supplemental retirement benefit if the employee remains in the employment of the Company until age 65. Estimated amounts to be paid under the agreements are being accrued over the period of the employees' active employment. As of 2005 and 2004, the Company has accrued $360,518 and $331,022, respectively, of deferred compensation under the terms of the agreements.

(14) Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R are effective as of the first interim period that begins after December 15, 2005. Accordingly, the Company will implement the revised standard in the third quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard and the effect of the adoption of SFAS 123R will have on our financial position, results of operations, or cash flow.

In November of 2004, the FASB issued SFAS No. 151, *Inventory Costs - An Amendment of ARB No. 43, Chapter 4* (SFAS 151). SFAS 151 clarifies treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage, specifying that such costs should be expensed as incurred and not included in overhead. The new statement also requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company does not believe that the impact of this new standard will have a material effect on our financial statements or results of operations.

Corporate Information

Availability of Form 10-KSB

Dynatronics Corporation files an Annual Report on Form 10-KSB each year with the Securities and Exchange Commission. A copy of the Form 10-KSB for the fiscal year ended June 30, 2005 may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Secretary/ Treasurer, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The Company's Annual Shareholders Meeting will be Tuesday, November 22, 2005 at 4:00 p.m. MST at Dynatronics' corporate headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore Jr.
Chairman of the Board, President, and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Ronald J. Hatch
Vice President of Operations and R&D

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. Cardon
Secretary/Treasurer

E. Keith Hansen, M.D.
Director
OB/GYN-Private Practitioner

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
Retired Executive Vice President, Franklin Covey

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc., Healthcare Industry Consultant

Accountants, Legal Counsel and Transfer Agent

Independent Auditors
Tanner LC
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters
7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com

This annual report contains forward-looking statements relating to anticipated financial performance, product development and similar matters. Securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results.


Dynatronics

Dynatronics Corporation
[illegible]0 Park Centre Dr.
Salt Lake City, UT 84121
[illegible] 874-6251
[illegible]dynatronics.com